SCHEDULE 13G

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT _____)*


                  CLEVELAND INDIANS BASEBALL COMPANY, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                  CLASS A COMMON STOCK, WITHOUT PAR VALUE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 186202107
          -------------------------------------------------------
                               (CUSIP Number)

                                MAY 14, 1999
          -------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
            |_|   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            |_|   Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                    *SEE INSTRUCTIONS BEFORE FILLING OUT


                             Page 1 of 5 Pages

                                SCHEDULE 13G
CUSIP No. 189202107                                       Page 2 of 5 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION

    CHILTON INVESTMENT COMPANY, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           210,000

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         210,000

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    210,000

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.07%

12  TYPE OF REPORTING PERSON*

    CO

Item 1.

(a)   NAME OF ISSUER:   Cleveland Indians Baseball Company, Inc.

(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      2401 Ontario Street
      Cleveland, Ohio 44115

Item 2.

(a) - (c)   NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE;
            AND CITIZENSHIP:

            Chilton Investment Coompany Inc.
            65 Locust Avenue, 2nd Floor
            New Canaan, Connecticut 06840

            Place of Organization:   Delaware

2(d) TITLE OF CLASS OF SECURITIES: Class A Common Stock, without par value

2(e)        CUSIP NUMBER:  186202107


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:


(a) [  ]    Broker or Dealer registered under Section 15 of the Act (15
            U.S.C. 78o);

(b) [  ]    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ]    Insurance Company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c);

(d) [  ]    Investment Company registered under Section 8 of the Investment
            Company Act (15 U.S.C. 80a-8);

(e) [  ]    An investment advisor in accordance with Section
            240.13d-1(b)(1)(ii)(E);

(f) [  ]    An employee benefit plan or endowment fund in accordance with
            Section 240.13d-1(b)(1)(ii)(F);

(g) [  ]    A parent holding company or control person, in accordance with
            Section 240.13d-1(b)(1)(ii)(G);

(h) [  ]    A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);


                             Page 3 of 5 Pages

(i) [  ]    A church plan that is excluded from the definition of an
            investment company under Section 3(c)(14) of the Investment
            Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


If this statement is filed pursuant to ss. 240.13d-1(c), check this box. |X|


Item 4.     OWNERSHIP:


(a)         AMOUNT BENEFICIALLY OWNED:  210,000 shares of Class A Common
            Stock.

(b)         PERCENT OF CLASS:  5.07%

(c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   sole power to vote or to direct the vote:

                  210,000

            (ii)  shared power to vote or to direct the vote:

                  0

            (iii) sole power to dispose or to direct the disposition of:

                  210,000

            (iv)  shared power to dispose or to direct the disposition of:

                  0


Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.


Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:

            Not applicable.


Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.


Item 9.     NOTICES OF DISSOLUTION OF GROUP:


            Not applicable.


Item 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 24, 1999                     CHILTON INVESTMENT COMPANY, INC.

                                         By: /s/ Richard L. Chilton, Jr.
                                             ---------------------------
                                             Name:  Richard L. Chilton, Jr.
                                             Title: President


                             Page 5 of 5 Pages